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SECURI... ...SSION
06005567

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**



RECEIVED
MAR 0 1 2006
213

| SEC FILE NUMBER |
|---|
| 8- 36730 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investment Management Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue 14th Floor

(No. and Street)

New York         NY         10169
(City)       (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Presser          212-309-1705
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
     **Ernst & Young LLP**

(Name – of individual, state last, first, middle name)

**5 Times Square**      **New York**      **NY**      **10036**
(Address)      (City)      (State)      (Zip Code)

**CHECK ONE:**
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Robert Presser_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

ING Investment Management Services LLC_____, as

of December 31_____, 2005_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                          Signature

                                                  Controller_____
                                                          Title

_____
          Notary Public

MARIE E. PICARD
Notary Public, State of New York
No. 02PI6120977
Qualified in New York County
Commission Expires January 3, 20 09

This report ** contains (check all applicable boxes):

X  (a)    Facing Page.
X  (b)    Statement of Financial Condition.
X  (c)    Statement of Income (Loss).
X  (d)    Statement of Cash Flows.
X  (e)    Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐  (f )   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X  (g)    Computation of Net Capital.
☐  (h)    Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐  (i)    Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐  (j )   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and
          the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐  (k)    A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods
          of consolidation.
☐  (l)    An Oath or Affirmation.
☐  (m)    A copy of the SIPC Supplemental Report.
☐  (n)    A report describing any material inadequacies found to exist or found to have existed since the date of the
          previous audit.
X  (o)    Independent auditor's report on internal control.
☐  (p)    Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures
          account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION
## ING Investment Management Services LLC
*Year ended December 31, 2005*
*with Report and Supplementary Report of Independent*
*Registered Public Accounting Firm*

# ING INVESTMENT MANAGEMENT SERVICES LLC
## Financial Statements and Supplemental Information
### Year ended December 31, 2005
### Contents

Report of Independent Registered Public Accounting Firm.......................................................1

Audited Financial Statements

    Statement of Financial Condition ...........................................................................................2
    Statement of Income .............................................................................................................3
    Statement of Changes in Member's Equity...........................................................................4
    Statement of Cash Flows ......................................................................................................5
    Notes to Financial Statements...............................................................................................6

Supplemental Information

    Computation of Net Capital and Aggregate Indebtedness
        Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ...........................9
    Statement Regarding SEC Rule 15c3-3 ...............................................................................10

Supplementary Report

    Report of Independent Registered Public Accounting Firm
        on Internal Control Required by SEC Rule 17a-5 for a
        Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 ......................................11

 **ERNST & YOUNG**

■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors
ING Investment Management Services LLC

We have audited the accompanying statement of financial condition of ING Investment Management Services LLC (the Company) (a wholly owned subsidiary of ING Investment Management Alternative Assets LLC, formerly known as ING Furman Selz Asset Management LLC, which is an indirect wholly owned subsidiary of ING Group N.V.) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Management Services LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ernst + Young LLP*

ERNST & YOUNG LLP

February 17, 2006

A Member Practice of Ernst & Young Global

**Assets**

| | |
|---|---:|
| Securities owned, at market value | $2,372,322 |
| Receivable from broker-dealer | 618,121 |
| Receivable from affiliate | 1,118,494 |
| Total Assets | $4,108,937 |

**Liabilities and member's equity**

Liabilities:

| | |
|---|---:|
| Payable to broker-dealer | $18,465 |
| Accrued expenses and other liabilities | 58,651 |
| Total Liabilities | 77,116 |
| Member's equity | 4,031,821 |
| Total liabilities and member's equity | $4,108,937 |

*The accompanying notes are an integral part of these financial statements.*

# ING INVESTMENT MANAGEMENT SERVICES LLC
## Statement of Income
## Year ended December 31, 2005

| | |
|---|---:|
| **Revenue:** | |
| Interest | $211,563 |
| Commissions | 220,526 |
| Trading gains and losses, net | (74,756) |
| Other income | 332,360 |
| | |
| Total revenue | 689,693 |
| | |
| **Expenses:** | |
| Employee compensation and benefits | 378,006 |
| Clearance, floor brokerage and dues | 75,993 |
| Occupancy and equipment rental | 31,424 |
| Communications | 1,157 |
| Professional fees | 50,512 |
| Technology | 45,481 |
| Other expenses | 5,748 |
| | |
| Total expenses | 588,321 |
| | |
| Income before payment to affiliate pursuant to tax sharing arrangement | 101,372 |
| | |
| Payment to affiliate pursuant to tax sharing arrangement | 38,531 |
| | |
| Net income | $62,841 |

*The accompanying notes are an integral part of these financial statements.*

## ING INVESTMENT MANAGEMENT SERVICES LLC
### Statement of Changes in Member's Equity
### Year ended December 31, 2005

| | |
|---|---:|
| Balance, beginning of year | $6,968,980 |
| Dividend to Parent | (3,000,000) |
| Net income | 62,841 |
| Balance, at end of year | $4,031,821 |

*The accompanying notes are an integral part of these financial statements.*

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $62,841 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Decrease (increase) in operating assets: | |
| Securities owned, at fair value | 117,094 |
| Net receivable from broker-dealers | 2,288,945 |
| Receivable from affiliate | 491,105 |
| Increase (decrease) in operating liabilities: | |
| Net payable to broker-dealers | 7,365 |
| Accrued expenses and other liabilities | 32,650 |
| | |
| Net cash provided by operating activities | 3,000,000 |
| | |
| Cash flows from financing activities: | |
| Dividends paid to Parent | (3,000,000) |
| | |
| Net cash used in financing activities | (3,000,000) |
| | |
| Net cash | $0 |

*The accompanying notes are an integral part of these financial statements.*

1. **Organization and Description of Business Activities**

   ING Investment Management Services LLC, (the Company), is a wholly owned subsidiary of ING Furman Selz Asset Management LLC (IFSAM or the Parent). The Parent is a wholly owned subsidiary of ING Investment Management LLC (Holdings) which in turn is an indirect subsidiary of ING Groep N.V. (Ultimate Parent).

   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and primarily acts as an introducing broker-dealer for its Parent and affiliates.

   The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

2. **Summary of Significant Accounting Policies**

   *Basis of Presentation*

   The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operated as an unaffiliated entity.

   *Securities Transactions*

   Receivable from and payable to broker-dealer consist of commissions and amounts for securities transactions that have not yet reached their contractual settlement date. Transactions in securities, commission revenues and related clearance and floor brokerage are recorded on a trade-date basis.

   Securities owned, at market value, at December 31, 2005 consist of a money market mutual fund investment.

   Realized gains and losses are recorded in trading gains and losses, net in the accompanying statement of income.

2. **Summary of Significant Accounting Policies (continued)**

Interest income is recorded under the accrual method. In the normal course of business, a nonaffiliated broker-dealer pays the Company a percentage of the interest earned on its customer balances. During the year ended December 31, 2005, the Company received $211,563 from the nonaffiliated broker-dealer, which is included in interest revenues in the accompanying statement of income.

*Fair Value of Financial Instruments*

Securities owned are valued at quoted market prices. Receivables are carried at fair value, or at contract amounts which approximate fair value, due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

3. **Related Party Transactions**

The Parent charges the Company for actual expenses paid on its behalf and its pro-rata share of certain general overhead expenses incurred by the Parent based on an approximate methodology for each type of expense. For the year ended December 31, 2005, costs allocated to the Company were $369,055. Such costs are primarily included in employee compensation and benefits, occupancy and equipment rental and other expenses in the accompanying statement of income. Management believes the allocation method used is reasonable and appropriate in the circumstances.

Receivable from affiliates is primarily composed of the net intercompany receivables and payables with the Parent. The receivable portion of the balance at December 31, 2005 consists of accumulated cash balances earned from brokerage services (commissions and interest) which are held by the Parent on behalf of the Company. The payables portion of the balance at December 31, 2005 consists of certain expenses and taxes (see below) allocated to the Company and paid by the Parent on behalf of the Company.

4. **Taxes**

The Company is a single member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state and local corporate income taxes.

However, the Company's Parent is subject to a tax sharing arrangement with Holdings, whereby the Parent reimburses Holdings on a current basis for the total tax expense recognized by Holdings with respect to the Company's income. The Parent allocates tax expense to the Company as if the Company filed a separate tax return and the Company reimburses the Parent for the expense recognized. There are no temporary differences which would give rise to deferred tax expense. Tax expense is allocated using expected and statutory combined rate of 39% for federal, state and local purposes. This allocation, which totaled $38,531 for the year ended December 31, 2005 is included in the accompanying statement of income.

5.  **Employee Benefit Plans**

The Parent provides certain employee benefits and benefit plans for its active qualified employees, as specified by the various plans. Expenses are allocated to the Company for retirement, health care and life insurance benefits and are included in compensation and benefits expense in the statement of income.

6.  **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to use the Rule's alternative method which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2005, the Company had net capital of approximately $2,865,881 which was $2,615,881 in excess of the required net capital of $250,000.

7.  **Concentrations of Credit Risk**

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

8.  **Subsequent Events**

Effective January 1, 2006, the Parent Company ING Furman Selz Asset Management LLC changed the legal name to ING Investment Management Alternative Assets LLC.

Supplemental Information

**ING INVESTMENT MANAGEMENT SERVICES LLC**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2005**                                                **Schedule I**

| | |
|---|---:|
| Member's equity | $4,031,821 |
| Deductions and/or charges: | |
|    Non-allowable assets from Statement of Financial Condition | 1,118,494 |
|    Haircut on securities | 47,446 |
| | |
| Net capital | 2,865,881 |
| | |
| Computation of alternative net capital requirement: | |
|    2% of aggregate debt items (or $250,000, if greater) as shown in the | |
|       formula for reserve requirements pursuant to Rule 15c3-3 prepared | |
|       As of the date of the net capital contribution | 250,000 |
| | |
| Net capital requirement | 250,000 |
| | |
| Excess net capital | $2,615,881 |

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005, as filed on January 25, 2006.

**Exemptive Provision**

The Company claims exemption from the requirements of Rule 15c3-3 as of December 31, 2005 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.


**Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5**

Stockholder and Board of Directors
ING Investment Management Services LLC

In planning and performing our audit of the financial statements and supplemental schedules of ING Investment Management Services LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst + Young LLP*

ERNST & YOUNG LLP

February 17, 2006